February 14, 2025

VIA EDGAR

Bradley Ecker

Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microvast Holdings, Inc.
Registration Statement on Form S-3
Filed on January 24, 2025
File No. 333-284496

Dear Mr. Ecker and Mr. Kruczek:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated February 5, 2025 (the “Comment Letter”), regarding the Registration Statement on Form S-3 (the “Registration Statement”), which was filed by Microvast Holdings, Inc. (the “Company” or “Microvast”) with the United States Securities and Exchange Commission (the “Commission”) on January 24, 2025.

The Company has filed today this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response.

Cover Page

1.	Comment: Please include, on your cover page, the disclosures required by the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021. In this regard, we note the disclosures you included in your Form S-1 filed on May 23, 2022.

Response: The Company respectfully advises the Staff that the Company is not a China-based company as it is not based in and does not conduct the majority of its operations in China.

•	The Company is holding company incorporated in Delaware which principally conducts its business operations through its wholly-owned subsidiary, Microvast Inc., which is also a Delaware corporation, other U.S. domestic subsidiaries, a U.K. subsidiary, a German subsidiary and five subsidiaries formed in China.

•	The Company is based in the United States with its business headquarters located in Stafford, Texas, where decisions and control of the Company’s operations are centralized.
•	Of the Company’s senior executive management, the Chief Executive Officer and Chairman of the Board, the President, General Counsel and Secretary, and the Chief Financial Officer, are based in the United States at the Company’s headquarters, our Chief Technology Officer is based in the United States at the Company’s research and development facility in Florida, and only the Chief Operating Officer is based in China. A majority of the members of our senior executive management are citizens of the U.S. and one member is a citizen of the U.K. and one member is a citizen of China. A majority of the members of the Company’s board of directors are U.S. citizens who reside in the U.S.
•	Since 2021, the Company’s business strategy has been to expand its presence and product promotion to Europe, the U.S. and elsewhere. For the years ended December 31, 2022, 2023 and 2024, the Company derived 35%, 49% and 67%, respectively, of its revenues from outside of China, including sales in the U.S., France, Germany, India, Singapore, the U.K., Korea, Italy, Netherlands, Poland, Czech Republic, Belgium, Finland and Sweden.
•	The Company does not use any variable interest entity (VIE) structure.

General

2.	Comment: Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: We have included risk factors in our Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”), that are incorporated by reference into the Registration Statement, describing potential material impacts that intervention, influence, or control by the Chinese government has or may have on the Company’s business or on the value of the Company’s securities, the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities, and the risk that actions by the Chinese government could affect the Company’s ability to offer or continue to offer securities to investors and have a material adverse effect on our business, results of operations and stock price.

See “Risks Related to Doing Business in China” including “--Any future revocation of approvals, future failure to obtain approvals applicable to our business or any adverse changes in foreign investment policies of the PRC government, including restrictions on the foreign ownership of companies, may have a material adverse impact on our business, financial condition and results of operations”; “--The PRC government may exert substantial influence over the manner in which we conduct our business operations in China”; and “--Changes in the policies of the PRC government, including more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could have a significant impact on the business we may be able to conduct in China, the profitability of our business and the value of our common stock.” There have been no significant changes to these risk factors since the filing of the Annual Report, particularly as the Company has executed on its strategy and has thereby increased its revenues outside of China as noted above and is not a China-based company.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact Taylor Landry at (713) 354-4893 or via email at taylor.landry@aoshearman.com or Bill Nelson at (713) 354-4880 or via email at bill.nelson@aoshearman.com.

Sincerely,

/s/ Taylor Landry
Taylor Landy Partner Allen Overy Shearman Sterling US LLP

cc:	Yang Wu, Chief Executive Officer and Chairman of the Board, Microvast Holdings, Inc. Isida Tushe, President, General Counsel and Corporate Secretary, Microvast Holdings, Inc.